UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 001-37599
CUSIP NUMBER: G5509L 101

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION
LivaNova PLC
Full Name of Registrant
N/A
Former Name if Applicable
20 Eastbourne Terrace
London, W2 6LG
United Kingdom
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
LivaNova PLC is a public limited company incorporated under the laws of England and Wales (the “Company”). The Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (the “Form 10-K”), cannot be filed within the prescribed time period without unreasonable effort or expense because the Company needs additional time to complete certain reviews and analyses necessary for the assessment of the Company’s internal control over financial reporting and to complete its financial reporting process, and for its independent registered public accounting firm to complete its audit. The Company expects to report two material weaknesses in the Form 10-K due to certain deficiencies in the design of its internal control over financial reporting. Although the Company’s analysis is still ongoing, these deficiencies relate to information technology and end-user access of the financial reporting system and the review of price and quantity in the revenue process.
The Company expects to file the Form 10-K within the fifteen-calendar day extension provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Thad Huston	+44	20 3325 0660
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LivaNova PLC
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: March 4, 2019

By:	/s/ Thad Huston
Name:	Thad Huston
Title:	Chief Financial Officer